

July 2, 2010

Mr. Terry W. Rathert
Executive Vice President and Chief Financial Officer
Newfield Exploration Company
363 North Sam Houston Parkway East, Suite 100,
Houston, Texas 77060

> **Re: Newfield Exploration Company**
> **Form 10-K**
> **Filed February 26, 2010**
> **Response Letter Dated April 29, 2010**
> **File No. 001-12534**

Dear Mr. Rathert:

We have reviewed your response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

Probable Reserves, page 9

1.   In comment number 9 of our March 31, 2010 letter we asked that you discuss the uncertainty associated with your disclosed probable reserves. In part, you directed us to disclosure on page nine, which states, "[i]ncluded in our undeveloped probable reserves are 904 Bcfe [of 1,792 BCFE] that would otherwise meet the definition of proved undeveloped reserves except for the fact that they will not be developed during the 2010-2014 five-year horizon." Please expand this disclosure to explain the characteristic uncertainties associated with the remaining 888 BCFE of your disclosed undeveloped probable reserves.

Results of Operations, page 34

2.   In our prior comment number 13, we asked that you disclose your prior three years' conversion rates for proved undeveloped reserves to developed status as contemplated in Section V of Securities Act No. 33-8995, Modernization of Oil and Gas Reporting. We do not agree with your position that such information is not meaningful to investors. Therefore, we reissue our prior comment number 13.

3.   Your response to prior comment number 15 states, in part, that the average number of locations that PUD reserves are removed from producing wells is confidential information. Please provide to us a spread sheet compilation by number of locations removed from a producing well(s) for these PUD locations. Indicate whether the locations are in Monument Butte or the Woodford Shale.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact me, at (202) 551-3740, with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director